SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 44/2021

In May 2026:

(X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 44/2021.(1)

() no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 44/2021, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				190,970,849
ADR		Common				0.00
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Direct with Company	Delivery of Restricted Shares	05	672,119	16.34	10,982,424.46
Shares	Common	Direct with Company	Delivery of Restricted Shares	06	146,113	16.34	2,387,486.42
Shares	Common	Direct with Company	Purchase - Stock Options/Shares	05	668,855	16.65	11,136,435.75
Shares	Common	Direct with Company	Purchase - Stock Options/Shares	06	146,113	16.95	2,476,615.35
Shares	Common	Corretora Santander	Purchase	05	3,000,000	16.6415	49,924,538.00
Shares	Common	Corretora Santander	Purchase	06	3,000,000	16.8658	50,597,261.00
Shares	Common	Corretora Santander	Purchase	07	3,000,000	16.5544	49,663,117.00
Shares	Common	Corretora Santander	Purchase	08	3,000,000	16.3269	48,980,750.00
Shares	Common	Corretora Santander	Purchase	11	3,000,000	16.2556	48,766,711.00
Shares	Common	Corretora Santander	Purchase	12	3,000,000	16.1866	48,559,930.00
Shares	Common	Corretora Santander	Purchase	13	3,000,000	16.0832	48,249,505.00
Shares	Common	Corretora Santander	Purchase	14	3,000,000	15.9268	47,780,429.00
Shares	Common	Corretora Santander	Purchase	15	3,000,000	15.7283	47,184,888.00
Shares	Common	Corretora Santander	Purchase	18	3,000,000	15.7977	47,393,063.00
Shares	Common	Corretora Santander	Purchase	19	3,000,000	15.8306	47,491,712.00
Shares	Common	Corretora Santander	Purchase	20	3,000,000	16.1883	48,564,967.00
Shares	Common	Corretora Santander	Purchase	21	3,000,000	16.3944	49,183,203.00
Shares	Common	Corretora Santander	Purchase	22	3,000,000	16.1582	48,474,645.00
Shares	Common	Corretora Santander	Purchase	25	3,000,000	16.3413	49,023,810.00
Shares	Common	Corretora Santander	Purchase	26	3,000,000	16.5314	49,594,151.00
Shares	Common	Corretora Santander	Purchase	27	3,000,000	16.6975	50,092,355.00
Shares	Common	Corretora Santander	Purchase	28	3,000,000	16.4462	49,338,681.00
Shares	Common	Corretora Santander	Purchase	29	3,000,000	16.2713	48,814,005.00

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				247,967,585
ADR		Common				0

(1)	When filling in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 44/2021, send a statement with that information,

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others,

(3)	Quantity multiplied by price,

(*)	Each ADR is equivalent to 1 (one) share,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer